August 18, 2006

Via Fax: 202-772-9205

Mr. Robert S. Littlepage
Accountant Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Stratus Services Group, Inc. (“Stratus” or the “Company”);
Response to Your Letter of August 15, 2006 Relative to Item 4.02
Form 8-K filed August 11, 2006; File No. 001-15789

Dear Mr. Littlepage:

Set forth below is Stratus’ response to your August 15, 2006 comment letter:

We will amend our filing on Form 8-K to specifically provide information as to the date we concluded that our financial statements should no longer be relied on.

Please note that Stratus hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Stratus’ filings and (c) Stratus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael A. Maltzman
Executive Vice President & CFO

cc:     Mr. Joseph J. Raymond
Phil Forlenza, Esq.